UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Diana Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,977,429

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER

14,977,429

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,977,429

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ironwood Trading Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corozal Compania Naviera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steamship Shipbroking Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,977,429

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,977,429

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,977,429

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,803,228

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,803,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,803,228

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Amendment No. 2 to the Schedule 13D filed with the Commission on December 13, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on July 31, 2017 (as amended, the “Schedule 13D”), relates to shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (“Shares”), of Diana Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 2 to Schedule 13D is being filed on behalf of Simeon Palios (“Palios”), a citizen of Greece, Ironwood Trading Corp., a Liberian corporation (“Ironwood”), Corozal Compania Naviera S.A., a Panamanian corporation (“Corozal”), Steamship Shipbroking Enterprises Inc. (previously named Diana Enterprises Inc.), a Marshall Islands corporation (“Steamship”), and Taracan Investments S.A., a Marshall Islands corporation (“Taracan”). Palios, Ironwood, Corozal, Steamship and Taracan are collectively referred to as the “Reporting Persons.” Palios is the beneficial owner of a majority of the issued and outstanding shares of Ironwood, Corozal, Steamship and Taracan, and may be deemed to have beneficial ownership of the Shares beneficially owned by Ironwood, Corozal, Steamship and Taracan.

The principal business address for Steamship is Ymittou 6, 17564 Palaio Faliro, Athens, Greece. The principal business address for each of the other Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

To the best of the Reporting Persons’ knowledge, none of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 2 amends the Schedule 13D to add the following paragraph to Item 3 of the Schedule 13D:

On January 31, 2019, Ironwood distributed 9,524,360 Shares pro rata to its shareholders, including 2,857,975 shares to Corozal, 3,228,378 shares to Taracan and 174,201 shares to Limon Compania Financiera S.A. (“Limon”). Immediately following such distribution by Ironwood, Corozal distributed 7,620,155 Shares pro rata to its shareholders, including 4,191,084 Shares to Taracan.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of the date hereof, the Issuer had 103,764,351 Shares outstanding.  Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Taracan is the record holder of 14,803,228 Shares, representing 14.3% of the Issuer’s issued and outstanding Shares.  Steamship indirectly may be deemed to beneficially own 14,977,429 Shares through Taracan and Limon as the result of Steamship’s ability to control the vote and disposition of such entities, representing 14.4% of the Issuer’s issued and outstanding Shares.

Ironwood has sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 0 Shares. Corozal has sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 0 Shares.  Steamship has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 14,977,429 Shares. Limon has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 174,201 Shares. Taracan has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 14,803,228 Shares. Palios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 14,977,429 Shares.

(c.) Except as described in Item 6, no other transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 2 amends the Schedule 13D to add the following paragraph to Item 6 of the Schedule 13D:

On January 31, 2019, the Issuer issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to Taracan. The Series C Preferred Stock will vote with the common shares of the Issuer, and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer.  Through his beneficial ownership of common shares and shares of Series C Preferred Stock of the Issuer, Palios will control 22.4% of the vote of any matter submitted to the vote of the common shareholders of the Issuer. The aggregate purchase price of the Series C Preferred Shares paid was $1,066,432, reflecting a purchase price per vote equal to 3.0% of the ten-day weighted average closing price of the Issuer’s common shares for the ten-day period ending on November 20, 2018, the day the Board of Directors approved the issuance. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Issuer except to the holder's affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Issuer, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2019
(Date)

Ironwood Trading Corp.

By	/s/ Simeon Palios
Simeon Palios
Principal

Corozal Compania Naviera S.A.

By	/s/ Simeon Palios
Simeon Palios
Principal

Steamship Shipbroking Enterprises Inc.

By	/s/ Symeon Palios
Symeon Palios
Principal

Taracan Investments S.A.

By	/s/ Symeon Palios
Symeon Palios
Principal

/s/ Simeon Palios
Simeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).